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Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

December 3, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Apple REIT Ten, Inc.
Post Effective Amendment No. 3 to Form S-11
File No. 333-168971

Ladies and Gentlemen:

          In response to the oral comment we received from the Staff of the Division of Corporation Finance on November 30, 2011, Apple REIT Ten, Inc. (the “Company”) will include the following disclosure under the heading “Experience of Prior Programs” on page S-35 of its Prospectus Supplement No. 11:

          “Apple REIT Six, Apple REIT Seven, Apple REIT Eight and Apple REIT Nine have existing Unit Redemption Programs that are similar to our proposed Unit Redemption Program. Currently, the prior companies’ programs redemption requests exceed the redemptions granted. Thus, for the most recent redemption date (October 2011), the percentage of requested redemptions that were honored was as follows: Apple REIT Six, approximately 7%; Apple REIT Seven, approximately 6%; Apple REIT Eight, approximately 4% and Apple REIT Nine, approximately 18%.

          As with our proposed program, each of these companies’ Board of Directors approved its Unit Redemption Program to provide only limited interim liquidity to its shareholders who have held their Units for at least one year. Investments in these companies as well as Apple REIT Ten, Inc. are, and are intended to be, illiquid investments until a liquidity event occurs.”

          If agreeable to the staff, we will file the amended Prospectus Supplement No. 11 via 424(b)(3) as soon as possible.

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December 3, 2011

          In connection with the undertakings in this letter, the Company would respectfully request that its Post Effective Amendment No. 3 would be declared effective as soon as possible.

          Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471. Thank you very much for your assistance with these matters.

Very truly yours,

/s/ Martin B. Richards